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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                            DIXON TICONDEROGA COMPANY
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                                (Name of Issuer)

                          Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                    255860108
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                                 (CUSIP Number)

                               Jarden Corporation
                            555 Theodore Fremd Avenue
                               Rye, New York 10580
                          Attention: Martin E. Franklin
                                 (914) 967-9400

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                            Robert L. Lawrence, Esq.
                                 Kane Kessler PC
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222

                                 January 9, 2004
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.


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                                  SCHEDULE 13D

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CUSIP NO. 255860108                                   Page  2  of  7  Pages
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jarden Corporation 35-1828377
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

       WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
                                                                            [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                         7   SOLE VOTING POWER

                             0
     NUMBER OF      ------------------------------------------------------------
      SHARES             8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                440,000
       EACH         ------------------------------------------------------------
     REPORTING           9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                  0
                    ------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       440,000
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.74%
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  14   TYPE OF REPORTING PERSON*

       CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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     Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

     This statement (the "Statement") relates to shares of the Common Stock, $1.00 par value per share (the "Shares"), of Dixon Ticonderoga Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 195 International Parkway, Heathrow, Florida 32746.

Item 2. Identity and Background.

     This Schedule 13D is filed by Jarden Corporation, a Delaware corporation (the "Reporting Person"). The Reporting Person is a provider of niche consumer products used in and around the home. The business address of the Reporting Person is 555 Theodore Fremd Avenue, Rye, New York 10580.The following sets forth the name, business address, present principal occupation of each director and executive officer of the Reporting Person. Unless otherwise indicated below, the business address of each person listed below is c/o Jarden Corporation, 555 Theodore Fremd Avenue, Rye, New York 10580.


  Name and Business Address
    of Director/Officer           Principal Occupation and Name of Employer
    -------------------           -----------------------------------------

Martin E. Franklin                Chairman and Chief Executive Officer of the
                                  Reporting Person

Ian G. H. Ashken                  Vice Chairman and Chief Financial Officer
                                  of the Reporting Person

Rene-Pierre Azria                 Managing Director of Rothschild, Inc.
Rothschild, Inc.
1251 Avenue Americas
New York, NY 10020

Douglas W. Huemme                 Retired (former Chairman and Chief
                                  Executive Officer of Lilly Industries, Inc.)

Richard L. Molen                  Retired (former Chairman, President and
                                  Chief Executive Officer of Huffy Corporation)

Lynda W. Popwell                  Retired (former President, Carolina Eastman
                                  Division)

Irwin Simon                       Chairman, President and Chief Executive
The Hain-Celestial Group, Inc.    Officer of The Hain-Celestial Group, Inc.
58 South Service Road
Mellville, New York 11747


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  Name and Business Address
    of Director/Officer           Principal Occupation and Name of Employer
    -------------------           -----------------------------------------

Robert L. Wood                    Business Group President, Thermosets and
The Dow Chemical Company          Dow Automotive
2030 Dow Center
Midland, MI  48674

James E. Lillie                   President and Chief Operating Officer of
                                  the Reporting Person

Desiree DeStefano                 Senior Vice President of the Reporting
                                  Person

J. David Tolbert                  Vice President - Human Resources and
                                  Administration of the Reporting Person



     Messrs. Franklin and Ashken are citizens of the United Kingdom. Each of the other directors and executive officers of the Reporting Person is a citizen of the United States.

     During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Shares reported herein are deemed to be beneficially owned by the Reporting Person as a result of the Reporting Person entering into an option agreement (the "Option Agreement") which is more fully described in Item 4 below. The Reporting Person did not expend any funds in connection with entering into the Option Agreement. If the Reporting Person elects to exercise the option granted pursuant to the Option Agreement, the Reporting Person will use its working capital to pay the applicable exercise price of such option.

Item 4. Purpose of the Transaction

     The Reporting Person intends to explore a potential acquisition of the Issuer by the Reporting Person, which may be accomplished by means of a merger, tender offer or otherwise. After discussions and negotiations held by representatives of each of Jarden and Dixon, Jarden expressed an interest in acquiring all outstanding Dixon shares of common stock at a price of $5 per share, subject to, among other things, due diligence and entering into definitive acquisition agreements. In connection with the foregoing, on January 9, 2004, the Reporting Person and the Issuer entered into an exclusivity agreement (the "Exclusivity Agreement") pursuant to which, among other things, the Issuer agreed that the Reporting Person would have the exclusive right to negotiate with the Issuer regarding a strategic transaction until February 10, 2004 (subject to



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earlier termination under certain circumstances). A copy of the Exclusivity
Agreement is annexed hereto as Exhibit 1, and the foregoing description of the Exclusivity Agreement is qualified by the full text of the Exclusivity Agreement. There can be no assurances that the Issuer and the Reporting Person will be able to agree on the terms of a definitive agreement, or if entered into, that the transactions contemplated by any such definitive agreement will be consummated.

     In connection with the Exclusivity Agreement and the Reporting Person's intention to explore a potential acquisition of the Issuer, on January 9, 2004, the Reporting Person and Gino N. Pala, the Issuer's Chairman and Co-CEO, entered into the Option Agreement. Pursuant to the Option Agreement, among other things, Mr. Pala granted to the Reporting Person an option (the "Option") to acquire 440,000 Shares at an exercise price of $5.00 per share. The Option Agreement obligates Mr. Pala to vote the shares subject to the Option in favor of the approval of any transaction contemplated by any acquisition agreement that may be entered into with Jarden and against any takeover proposal or other corporate action that would frustrate the purposes, or prevent or delay the consummation of any transaction contemplated by any acquisition agreement with Jarden. The Option will be exercisable from the date the Issuer enters into a definitive agreement (the "Acquisition Agreement") relating to an acquisition of the Issuer and will expire six months following the termination of the Exclusivity Agreement. A copy of the Option Agreement is annexed hereto as Exhibit 2, and the foregoing description of the Option Agreement is qualified by the full text of the Option Agreement.

Item 5. Interest in Securities of the Issuer.

     As a result of entering in the Option Agreement, the Reporting Person may be deemed to beneficially own 440,000 Shares, constituting approximately 13.74% of the outstanding Shares. The percentage reported is based upon 3,202,149 Shares outstanding, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2003. The Reporting Person may be deemed to share the power to vote the Shares reported hereby as a result of Mr. Pala's agreement to vote such Shares in favor of a merger agreement with the Reporting Person and against a competing transaction. The Reporting Person does not currently have the sole or shared power to dispose or direct the disposition of such Shares.

     The filing of this Schedule 13D and any future amendment by the Reporting Person, and the inclusion of information herein and therein, shall not be considered or construed as an admission that such person, for the purpose of
Section 13(d) of the Exchange Act or otherwise, is the beneficial owner of any Shares in which such person does not have a pecuniary interest.

     Other than the Option Agreement, the Reporting Person did not effect any transactions in the class of securities reported hereby during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     On January 9, 2004, the Reporting Person entered into the Exclusivity Agreement and the Option Agreement, which are described in Item 4 above.

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Item 7. Material to be Filed as Exhibits

     1. Exclusivity Agreement dated January 9, 2004 between Jarden Corporation and Dixon Ticonderoga Company.

     2. Option Agreement, dated January 9, 2004, between Jarden Corporation and Gino N. Pala.




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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 2004.

JARDEN CORPORATION

By:  /s/ James E. Lillie
     ------------------------------
Name:   James E. Lillie
Title:  President and COO